September 13, 2011

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

   RE: <u>MetLife Investors USA Insurance Company</u>:
      MetLife Investors USA Separate Account A
       "Series S 2"
      Initial Registration Statement filed on Form N-4
      File Nos. 811-03365 and 333-176698

Dear Mr. Conner:

   The staff reviewed the above-referenced initial registration statement, which the Commission received on September 6, 2011. We have given the registration statement a selective review. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy of the Series S 2 prospectus marked against the prospectus in pre-effective amendment no. 1 for the Series VA 2 contract, File No. 333-176374 ("Series VA 2 Prospectus") provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

GENERAL

1. Please disclose to the staff whether there are any types of guarantees (*e.g.*, as to any of the company's guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (*e.g.*, pertaining to capitalization of the company) with third parties.

PROSPECTUS

2. Please revise the name of the contract to match that provided as the Class identifier. Moreover, the contract name provided in the prospectus should be differentiated from the same contract name used in an existing contract.

Furthermore, a Class identifier should also be provided for the second version of the contract offered through the prospectus, *e.g.*, Series S-L, as indicated in the first part of this comment.

3.   The Fixed Account

      a.   Please confirm that all references to the fixed account, which is not available during the accumulation phase of the contract, have been deleted, *e.g.*, the first full paragraph on page 65 of the prospectus.

      b.   Based on the fifth paragraph under "The Annuity Contract" on page 16 and "Fixed Annuity Payments" on page 34, it appears that although the contract does not offer a fixed account option during the accumulation phase, it does offer one during the income phase. Please confirm whether this is accurate and confirm that the prospectus has been revised where applicable to make this clear to the reader, *e.g.*, in the fifth paragraph cited above, disclosure could be added to the beginning of the paragraph to explicitly state that although the contract does not offer a fixed account option during the accumulation phase, it does offer one during the annuity phase.

      c.   If the fixed account is available during the annuity phase, please also expand the fifth paragraph cited to further explain the general account, *i.e.*, the rate it offers is guaranteed and any applicable guaranteed minimum rate associated with the account.

4.   Index of Special Terms (page 4)

Special terms should be defined in the text the first time they are used and also defined in the index. Once defined in the text and index, special terms should thereafter be upper cased/italicized whenever they appear in the prospectus. However, as contemplated during its review of the Series VA 2 Prospectus, the staff is willing to permit use of current format if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

5.   Please highlight the fourth and fifth sentence in the paragraph immediately following the two bullet points under "Highlights" on page 6.

6.   Fee Tables and Examples (page 8)

      a.   Currently, due to the formatting of page 8, the notes to the table are more prominent than the actual fee table. Please revise.

      b.   Please revise the disclosure on pages 8 and 9, and 14 and 15 so that Series S-L and its higher fees and expenses precede the disclosure for the less expensive Series S.

7.   For consistency of disclosure and if applicable, please add the footnote to the range of portfolio expenses on page 11 to the corresponding table in all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" and "EDB" riders.

8.   Again, for consistency of disclosure and if applicable, please add the sentence identifying the specific portfolio associated with the maximum investment portfolio fees in the narrative preceding the examples on page 14 to the corresponding narrative in all other prospectuses filed contemporaneously by the same registrant and offering the same type of new "GMIB" and "EDB" riders.

9.   The disclosure under "Termination for Low Account Value" on page 17 should explain whether the election of any riders would negate or otherwise impact the company's termination right. However, as contemplated during its review of the Series VA 2 Prospectus, the staff is willing to permit use of current disclosure if registrant will acknowledge the comment and represent that it will provide requested disclosure in its next amendment.

10.   For consistency of disclosure, please reconcile the last two sentences under "Restrictions on Investment Allocations After Riders Terminates" on page 18 with the last two sentences of the corresponding paragraph on page 20 of the Series VA 2 Prospectus.

11.   Please highlight the paragraph following the list of investment portfolios under "Investment Allocation Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II" on page 19, but note that as reflected on pages 21-22 of the Series VA 2 Prospectus, it is the first and third sentences of the paragraph that are and need to be highlighted.

12.   Accumulation Units (page 19)

The first sentence of second paragraph under "Accumulation Units" on page 23 needs to be revised to avoid stating that the value of an AU will be determined "after the close of the NYSE," *i.e.*, it would be more accurate to say "as of" the close of the NYSE.

Please also revise the last paragraph preceding the example to be more precise in terms of explaining what AUV will apply depending on when your purchase payment/transfer request is considered "received" and how that relates to when AU value is determined. *See* Item 10(c) which requires a description of "when calculations of accumulation unit value are made and that purchase payments are credited to a contract on the basis of accumulation unit value next determined after receipt of a purchase payment" (emphasis added).

13.   Expenses (page 28)

a.   The second to last paragraph under "Death Benefit Riders Charges" appearing on page 29 and under "Guaranteed Minimum Income Benefit – Rider Charge" appearing on page 29, both address whether "a pro rata portion of the rider charge" would be imposed depending on various events which would terminate each rider as described, respectively, on pages 61 and 49.

The staff suggests reconciling the first two lines and seventh line of the applicable paragraphs on page 29 with the event described, in item c) respectively, on pages 61 and 49. The staff also suggests that the parenthetical indicating a pro rata charge is applicable in the list on page 61 be inserted in all applicable events identified on page 61 as well as page 49 (or not used at all).

b.   Under "Reduction or Elimination of the Withdrawal Charge – General" on page 30, please confirm deletion of other disclosure provided in the corresponding paragraph on page 36 of the Series VA 2 Prospectus.

14.   Based on the allocation restrictions applicable to GMIB Max II and EDB Max II riders, and the GMIB Plus IV and EDB III riders on pages 18 and 19, it appears that both sets of riders are restricted primarily to fund-of-funds structured investment portfolios with the former set limited to five portfolios, and the latter limited to seven portfolios.

Therefore, please explain to the staff the basis for stating that the "GMIB Plus IV rider [and EDB III Rider] allows you to allocate your purchase payments among a wider variety of investment options than the GMIB Max II rider [and EDB Max II rider], including investment portfolios that may offer the potential for higher returns" as stated in the first sentence under "Investment Allocation Restrictions" on page 38 [and page 52].

Similarly, explain the basis for stating that "more investment portfolios are available if you elect the GMIB Plus IV rider" in the first parenthetical under "Investment Allocation Restrictions – Comparing GMIB Max II and GM IB Plus IV" on page 41 as well as first parenthetical under "Investment Allocation Restrictions – Comparing EDB Max II and GM IB Plus III" on page 56.

Given a difference of only two investment options between the two sets of riders, please revise the comparisons of the allocation restrictions with more specificity.

15.   Death Benefit (page 51)

The disclosure in "Restrictions on Investment Allocations if the EDB Max II Rider Terminates" on page 56 only addresses one situation: when the EDB Max II rider is terminated.

In contrast, the last two sentences under "Restrictions on Investment Allocations if the GMIB Max II Rider Terminates" on page 41 addresses two situations: when both riders are elected and only the GMIB Max II rider is terminated, or when both riders are elected and both riders are terminated.

Upon review of both paragraphs, the staff suggests adding disclosure to the applicable paragraph on page 41 explaining a third possible situation: when both riders are elected and the EDB Max II rider is terminated. Moreover, it would appear that the disclosure provided on page 41 would actually be equally if not more appropriate to have on page 56 given that the GMIB Max II must be elected in order to elect the EDB Max II, *i.e.*, would only have the situation where both riders have been elected and then the impact of terminating one or the other.

16. In the first sentence of the second paragraph under "Distributor" and the first sentence under "Selling Firms" on page 70, please disclose whether the other selling firms are affiliated and/or unaffiliated as was provided in the same sentence in the corresponding paragraphs on page 78 of the Series VA 2 Prospectus.

If affiliated selling firms are involved, please identify them under "Selling Firms" as they were in under "Selling Firms" in the Series VA 2 Prospectus and include a "Sales by Our Affiliates" subsection as well.

PART C

17. With respect to exhibits provided under Item 24.b, please note the absence of exhibits for the new version of certain riders available with the contract. Conversely exhibits of riders not available with this contract should be deleted.

18. Please refile the powers of attorney as an exhibit to this filing and note that they should "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

19. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

20. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products